Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Twenty-First Century Fox, Inc. for the exchange offer of $600 million of 3.700% Senior Notes due 2025 and $400 million of 4.950% Senior Notes due 2045 and to the incorporation by reference therein of our reports dated August 12, 2015, with respect to the consolidated financial statements of Twenty-First Century Fox, Inc. and the effectiveness of internal control over financial reporting of Twenty-First Century Fox, Inc., included in its Annual Report (Form 10-K) for the year ended June 30, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
November 20, 2015